1-A/A


13002452


Received SEC
JUN - 6 2013
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ABBOTT ENERGY INC.
(Exact name of issuer as specified in its charter)

Minnesota
(State of Incorporation)

301 Fourth Ave. South, Suite 980, Minneapolis, MN 55415 (612) 328-4325
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert O. Knutson, Attorney at Law
9372 Creekwood Drive, Eden Prairie, MN 55347
Phone: (952) 210-3105
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311	45-4728246
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) and (b) the issuer's directors and officers:

John Lai
Residential address:
3833 Ewing Ave. South
Minneapolis, MN 55410
Business address:
301 4th Ave. South – Suite 980
Minneapolis, MN 55415

Jeffrey L. Mills
Residential Address:
15165 Danbury Avenue
Rosemount, MN 55068
Business address:
(same as residential address)

(c) the issuer's general partners - Not applicable.

(d) and (e) the issuer's record and beneficial owners of 5% of more of its common stock:

Gary Oberg (33,000 shares)
Residential address:
65631 216th Street
Darwin, MN 55324
Business address:
145 Third St. South
Dassel, MN 55325

James Marchessault (18,000 shares)
Residential address:
3218 Butternut Circle
Prior Lake, MN 55372
Business address:
3200 Third Circle - #143
Burnsville, MN 55306

Robert Stillman (15,000 shares)
Residential address:
4205 Berkshire Court North
Plymouth, MN 55446
Business address:
None (retired)

Elwood Klingbeil (6,500 shares)
Residential address:
501 N. State Street
Bricelyn, MN 56014
Business address:
None (retired)

Steven Klingbeil (6,500 shares)
Residential address:
15838 State Hwy 22
Wells, MN 56097
Business address:
(same as residential address)

(f) promoters of the issuer:
John Lai and Gary Oberg (see above for addresses)

(g) affiliates of the issuer:
John Lai, Jeffrey L. Mills and Gary Oberg (see above for addresses)

(h) counsel to the issuer:
Robert O. Knutson
Residential address:
9372 Creekwood Drive
Eden Prairie, MN 55347
Business address:
(same as residential address)

(i) each underwriter with respect to the proposed offering:
None

(j), (k), (l), and (m) the underwriter's directors, officers, general partners and counsel:
Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

(a) None.

(b) The securities will be offered in Minnesota by officers and directors of the issuer on a best-efforts basis. See "Plan of Distribution" in the Offering Circular.

The issuer intends to commence this offering in Minnesota promptly after its qualification with the Securities and Exchange Commission pursuant to Regulation A. This offering is being registered for sale in Minnesota pursuant to the Minnesota Securities Act.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) The name of the issuer is Abbott Energy Inc.
(2), (3) and (4) The title of securities is Common Stock, $.01 par value per share. The amount of securities, consideration and basis therefore, and the names and identities of the persons are as follows:

(i) 5,000 common shares were issued to each of directors John Lai and Jeffrey L. Mills, a total of 10,000 shares, for their services incident to the organization and incorporation of the issuer and valued by the Board of Directors of the issuer at $.50 per share, a total valuation of $5,000. This of course was not an independent or objective valuation transaction since they were the only two directors, but the issuer believes Messrs. Lai and Mills performed considerable valuable services for these shares.

(ii) Incident to its founding, the issuer sold a total of 33,000 shares to Gary Oberg, founder/promoter and principal shareholder of the issuer, at $1.00 per share, or aggregate consideration of $33,000. This was an arbitrary price established by Mr. Oberg and the Board of Directors of the issuer.

Gary Oberg, of Darwin MN, is Chief Executive Officer of Spectralytics, Inc., Dassel, MN a medical contract manufacturing company serving Medtronics Inc. and other major medical device companies, producing heart stents and catheters and other medical and surgery components. Mr. Oberg is an accredited investor as defined by the SEC.

(iii) Through a private placement, the issuer sold a total of 54,000 shares to six investors, at $1.50 per share, or aggregate consideration of $81,000, all of whom are accredited investors as defined by rules of the SEC. The price per share for this private placement was determined arbitrarily by the Board of Directors of the issuer.

The names and identities of these six private investors are as follows:

James Marchessault, of Prior Lake MN, is the Chief Executive Officer and principal owner of Business Card Service, Inc. of suburban Minneapolis MN, which with its proprietary software and large automated computer printing system produces and supplies business cards, stationery, and related paper products for numerous businesses including many Fortune 500 companies. Mr. Marchessaut was recently named Minnesota Small Business Person of the Year by the U.S. Small Business Administration.

Robert Stillman, of Plymouth MN and retired the past ten years, formerly was the President and majority owner of Minnesota Produce Co, Minneapolis MN, a large grocery wholesaler which supplied many retail grocery stores. Mr. Stillman currently serves on the Board of Directors of Seasonal Specialties Inc., which primarily supplies various Christmas seasonal goods to retailers including Target, Costco, Menard's and Lowe's.

David Cadmus, of Minneapolis MN, is Vice President and Chief Operating Officer of Construction Concepts Inc., a privately held general contracting/construction firm engaged in both residential and commercial construction and development principally in Minnesota, with a wide portfolio of projects including schools, casinos, restaurants, and multi-family housing.

Sheila Lazerine, of Plymouth MN, is General Manager of G. Allan Jewelers, Minneapolis, MN, and also the owner of considerable valuable real estate properties.

Steven Klingbeil, of Wells MN, owns and operates Living Water Gardens, Wells MN, a hydroponic produce growing facility which for more than 20 years has supplied tomatos, cucumbers, basil, and other organic vegetables to natural food stores, elite restaurants and other customers in the Minneapolis/St. Paul metropolitan area. Steven Klingbeil also owns an agricultural farm in southern Minnesota.

Elwood Klingbeil, of Bricelyn MN, is a retired farmer who continues to own and lease agricultural farmland in southern Minnesota. He assists his son Steven from time to time with operating the Living Water Gardens business in nearby Wells MN.

(b) None - not applicable.

(c) The issuer relied on the exemption under Section 4(2) of the Securities Act of 1933 regarding all shares sold in the aforementioned three issuances of unregistered securities. All shareholders are accredited investors, no advertising or other public solicitation was involved, the shares were purchased for investment and not a present view to further distribution, and the certificates for all issuances contain a restrictive legend prohibiting resale or further distribution thereof unless registered under applicable securities laws or satisfying an exemption from such registration.

ITEM 6. Other Present or Proposed Offerings.

None

ITEM 7. Marketing Arrangements.

(a) None
(b) None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

None

ITEM 9. Use of a Solicitation of Interest Document.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II -- OFFERING CIRCULAR

An Offering Circular pursuant to Model B of Part II of Form 1-A is attached hereto.

PART III – EXHIBITS

Item 1. Index to Exhibits.

An index of exhibits is presented immediately following this Part III.

Item 2. Description of Exhibits

Exhibit (2) Articles of Incorporation and by-laws (previously filed)

Exhibit (3) Form of stock certificate (previously filed)

Exhibit (4) Subscription agreement (previously filed)

Exhibit (6) Purchase agreement for Polk County TX interest (filed herewith)

Exhibit (9) Impoundment agreement for minimum proceeds (previously filed)

Exhibit (10)(a) Consent of auditor (previously filed)

Exhibit (11) Opinion of counsel as to the legality of the securities (previously filed)

INDEX TO EXHIBITS

Number of Exhibit	Sequential Page of Exhibit
Exhibit (2) Articles of Incorporation/Bylaws	--
Exhibit (3) Form of stock certificate	--
Exhibit (4) Subscription agreement	--
Exhibit (6) Purchase agreement for Polk County TX interest	
Exhibit (9) Impoundment agreement	--
Exhibit (10)(a) Consent of auditor	--
Exhibit (11) Opinion of counsel	--

SIGNATURES

The issuer has duly caused this amended offering statement to be signed by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 31, 2013.

Abbott Energy Inc.



By____________________
John Lai, Chief Executive Officer

Offering Circular

120,000 Shares
Common Stock

ABBOTT ENERGY INC.

301 Fourth Ave. South – Suite 980
Minneapolis, MN 55415
Phone: (612) 328-4325

These common shares offered by Abbott Energy Inc. (the "Company") involve a high degree of risk and immediate substantial dilution. ***See "Risk Factors" and "Dilution."***

Prior to this offering there has been no market for the common stock of the Company (the "Shares"). The offering price of the Shares has been arbitrarily determined by the Company and bears no relationship to the Company's revenues, assets, net worth, or other recognized valuation criteria. There is no assurance these Shares can be resold at the offering price or that a trading market for them will develop subsequent to this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HERUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Commissions (1)	Proceeds to Company (2)
Per Share	$ 2.50	$ -0-	$ 2.50
Total Minimum (60,000 shares)	$150,000	$ -0-	$150,000
Total Maximum (120,000 shares)	$300,000	$ -0-	$300,000

(1) These securities are being offered by the officers and directors of the Company with no compensation payable to them for sales made by them. See "Plan of Distribution."
(2) Before deducting offering expenses payable by the Company estimated at $35,000.

This offering is being made on a "best efforts" basis. All proceeds received by the Company with respect to the minimum 60,000 shares will be deposited with Bremer Bank, Eden Prairie, Minnesota as Impoundment Agent. If the minimum 60,000 shares are not sold within 120 days from the date hereof, this offering will terminate and all funds paid for shares will be returned promptly to purchasers without any deductions and without interest. See "Plan of Distribution."

The date of this Offering Circular is ______________, 2013

OFFERING CIRCULAR SUMMARY

The Company

Abbot Energy Inc. (the "Company") was organized and incorporated in Minnesota in March 2012 to engage in the petroleum industry primarily through acquiring and holding revenue-producing minority interests in developed oil and gas properties. The Company intends to focus its acquisitions toward royalty and non-operated working interests in properties located onshore in the mid-continental petroleum basins of the USA. The business strategy of the Company is to participate in ongoing revenues from owning minority interests in a diversified portfolio of oil and gas wells.

To date the Company has purchased one oil and gas lease interest, a non-operated minority working interest in a well in Polk County, Texas, which produces commercial quantities of both natural gas and liquid condensates. The Company anticipates that its future acquisitions will be located primarily in mature developed mid-continental oil and gas fields.

Future acquisitions of the Company will be targeted toward royalty or non-operated working interests in properties not requiring any active management by the Company, but rather being managed by professional oilfield operators experienced in local production operations. The Company does not intend to invest or participate in any drilling or exploratory operations.

The business office of the Company is located at 301 Fourth Ave. South, Suite 980, Minneapolis, MN 55415, and its telephone number is (612) 328-4325.

The Offering

Securities offered..................................	60,000 (minimum) to 120,000 (maximum) common shares.
Offering price and gross proceeds....	\$2.50 per share – (\$150,000 minimum to \$300,000 maximum).
Common stock outstanding................	Before offering, 97,000 shares; after offering, 157,000 shares if the minimum offering is sold, or 217,000 shares if the maximum offering is sold.
Use of net proceeds.............................	Acquisition of oil and gas lease interests and working capital.

Risk Factors and Dilution

The securities offered hereby are speculative, involve a high degree of risk and immediate substantial dilution. Moreover, the Company will not be required after this offering to provide periodic or current financial and other disclosures pursuant to the Securities Act of 1934. See "Risk Factors" and "Dilution."

Selected Financial Information	**From inception (3/6/12)**
Operating statement data:	**to December 31, 2012**
Revenues	\$ 3,185
Net loss	\$ (8,723)
Balance sheet data:	**As of December 31, 2012**
Current assets (cash)	\$ 83,970
Total assets..	\$ 100,277
Total liabilities	\$ -0-
Working capital	\$ 83,970
Shareholders' equity	\$ 100,277

RISK FACTORS

The common shares of this offering are very speculative and involve a high degree of risk. Prospective investors should be aware of and carefully consider, in addition to other matters in this Offering Circular, the following risk factors.

The Company has a very limited operating history, and accordingly it is difficult to evaluate its current or future business or prospects. The Company has a very limited operating history, no profitable operations to date, and revenues of only $3,185 and a net loss of $(8,723) since inception to December 31, 2012. Thus there is no basis in experience to assume the Company can succeed and become profitable in its future operations. There is also no assurance the Company can acquire oil and gas property interests which produce sufficient revenues to generate a profit to the Company. Moreover, the Company is subject to the learning mistakes and start-up expenses inherent in a new business venture. Accordingly, the Shares in this offering should not be purchased by any person who cannot afford the loss of the entire investment.

The Company most likely will require additional financing after this offering, and if more financing is not available when needed, the Company may be unable to effect its business plan or even cease its operations. The Company believes the net proceeds from this offering, along with its current capital funds, will enable it to finance its anticipated business strategy to acquire material interests in oil and gas properties. Additional financing most likely will be required, however, to expand the Company's petroleum assets and revenues on an ongoing basis, particularly if only the minimum 60,000 shares are sold in this offering. If and when any additional future financing is sought, however, no assurance can be given that the Company will be able to obtain it on satisfactory terms through either equity or debt sources, if at all. Moreover, any additional equity financing may result in significant dilution of the equity of existing shareholders.

The Company lacks operating experience in the oil and gas industry, and if this lack of experience results in unprofitable operations or inability to generate positive cash flow in the future, the stockholders of the Company could lose all of their investments. The Company has little experience in its chosen field, limited only to the purchase of a small interest in one producing oil and gas well in Texas. Accordingly, there can be no assurance that the Company will be able to evaluate and purchase oil and gas interests which prove profitable to its shareholders.

The oil and gas industry is particularly subject to many substantial risk factors, and if the Company fails to deal with one or more of these risk factors effectively, the Company may have to scale back substantially or even cease its business operations. The production of oil and gas involves many and substantial risks and by its nature is very speculative. Moreover, the operations and amounts of revenues and expenses regarding the Company's oil and gas lease interests involve many factors outside the Company's control. These factors include worldwide and domestic economic conditions, frequent and substantial fluctuations in oil and gas prices, availability and cost of oilfield equipment and supplies, labor costs and conditions, substantial state and federal governmental regulation of oil and gas production (especially relating to environmental protection and conditions), competence of operating and maintenance personnel servicing the leases, governmental severance taxes, and costs of and access to transportation of petroleum products from wells.

In particular, any material decreases in prevailing petroleum market prices would impair the commercial value of our properties substantially and seriously decrease or even eliminate any profitability realized by the Company.

Market prices and related revenues for petroleum products produced from properties in which the Company owns an interest will depend on various future unknown factors, including the extent and growth of domestic petroleum production, imports of petroleum products, excessive or diminished supplies of petroleum products, political and social developments in the Middle East and other foreign producing regions, demand in domestic or in European and Asian markets, spot market prices for oil and gas, and varying transportation costs moving raw products from the wellhead to a refinery or other end user. Fluctuating market prices from these factors could adversely affect the revenue stream of the Company materially. For example, daily pricing for West Texas oil, a popular standard, averaged $94.15 per barrel in 2012 with a high of $109.77 per barrel in February and a low of $77.69 per barrel in June.

Moreover, natural gas prices continue to be relatively low and under pressure due to high productivity from recent shale plays in the United States and lower product demand from a weakened economy. Domestic natural gas prices are determined mainly by North American supply and demand, with weather conditions having a significant impact on demand since natural gas is a primary heating source.

There are many operational and environmental hazards involved in the oil and gas industry, and if the Company fails to consider or deal effectively with any of these hazards, the business and operations of the Company would suffer materially. There are various and substantial operating and environmental hazards involved in producing oil and gas wells, fire hazards, equipment breakdowns resulting in loss of production for significant periods or harmful oil or salt water spills, unexpected underground formation pressures or other unforeseen conditions at the well sites. Any of these hazards occurring at wells in which the Company has an interest may cause the Company to incur substantial increased costs, or even incur liability to third parties or governmental entities for which the Company will not be insured.

The Company will rely upon part-time management devoting limited time to its business, and if part-time management is unable to perform the operations of the Company effectively due to inadequate time spent by management, the Company's ability to execute its business plan and conduct its operations could be harmed seriously. The future of the Company will depend on the decisions and efforts of its management, which currently includes its Chief Executive Officer as sole employee of the Company. Management of the Company will only devote limited time to the business and affairs of the Company, will have relatively limited experience in the petroleum industry, and will be engaged primarily in other business employment or activities not involving the Company. Accordingly, the Company will need to retain outside advisory persons having experience in the industry, and there is no assurance the Company can find and retain qualified advisors at reasonable compensation.

Notwithstanding the part-time employment of its management, the Company will be substantially dependent on the services and abilities of its current management. If the services of one or more of its management become unavailable to the Company for any reason, the business of the Company would be adversely affected. There are no employment or service agreements between the Company and any of its management.

The Company does not intend to operate any petroleum properties in which it acquires an interest, and as a non-operator, any realization of successful operations will rely completely on the performance of third parties. The Company intends to participate and own property interests in wells operated by third parties, and accordingly its ability to succeed in its business operations will depend primarily on the ability of third-party operators. If any such operators are unsuccessful in production and maintenance activities relating to property interests of the Company, the Company's financial condition and results of operations could be harmed seriously.

The Company most likely will lack the ability to exercise any influence over the operational decisions of these third-party operators, and accordingly they could make operational decisions which may not be in the best interests of the Company.

The oil and gas industry in general and the acquisition of oil and gas properties are highly competitive, and if the Company is unable to respond adequately to the many competitive pressures and challenges it will face, the results of operations and financial condition of the Company could be harmed seriously. The acquisition of interests in producing oil and gas leases such as being sought by the Company is highly competitive, and the Company must compete with numerous individuals, companies, partnerships, professional firms, and other entities seeking petroleum properties like those being wanted by the Company, most of whom are already established in the industry. Competitors include publicly traded and private industry companies, financial institutions, many wealthy individuals experienced in such acquisitions, local operators of wells, and others. Virtually all these competitors possess substantially greater financial, personnel, operational and other resources than those possessed by the Company, and also have significantly more experience in the petroleum industry in comparison to the Company. The effectiveness of the Company to acquire additional properties in the future will be dependent upon its ability and resources to evaluate and select suitable properties and to consummate purchase transactions in this highly competitive environment.

Larger competitors include many public and private companies and other large entities having far greater resources than the Company, which provides them with a competitive advantage to evaluate, bid for, and purchase available petroleum properties than the Company's limited financial and personnel resources will permit. Moreover, the greater resources of most competitors will enable them to be better able than the Company to absorb the substantial cost and burden of complying with the many and expanding federal, state and local laws relating to the oil and gas industry.

The Company has never paid cash dividends on its common stock and does not intend to do so, and accordingly any persons purchasing these securities will not obtain any regular income from their investments. The Company has not paid any dividends on its common stock, and does not anticipate the payment of cash dividends on the Shares in the foreseeable future. The Shares in this offering should not be purchased by any investors who require or anticipate the need for dividends from their investments.

In addition, the public market price for common shares of the Company in any future trading market that may develop could be at a competitive disadvantage when compared to the market price evaluation for public companies in the industry which pay cash dividends to their shareholders.

Since the offering price for the Shares was determined arbitrarily by management of the Company, investors who purchase the Shares may never be able to resell them above or even at the price paid for them in this offering. The offering price and number of Shares in this offering were determined arbitrarily by the Company, and are not based on net worth, earnings, revenues, assets or any other criteria of investment valuation. There is no assurance that the Shares can be resold by investors in this offering without incurring a loss, if at all.

Unless an effective trading market for the common stock of the Company develops, investors in this offering most likely will be unable to resell their Shares at a profit, if at all. There is no existing public market for the common stock of the Company, and there is no assurance a trading market for the Shares will ever develop or exist after this offering. There is also no assurance that any public trading market that develops will continue or be effective with reasonable liquidity. Accordingly, investors in these Shares may have difficulty in reselling their Shares as they may desire.

Management of the Company may issue one or more classes or series of Preferred Shares which could limit, diminish or otherwise adversely affect the voting and other rights of common shareholders of the Company. The Company's authorized capital stock includes 20,000,000 shares of Preferred Stock. The Board of Directors of the Company, without any action or consent of its shareholders, has the sole power to designate from the authorized preferred shares whatever classes or series of preferred stock are deemed necessary or appropriate, and to establish the rights (including voting rights), preferences, and privileges of such designated preferred stock. The ability of the Board of Directors to create and issue such preferred shares could adversely affect the voting power and other rights of common stockholders, such as impeding or even preventing a beneficial takeover or business combination proposal regarding the Company.

Sales of a material number of existing common shares of the Company in any future public trading market could adversely affect the market price of common stock of the Company. All of the Company's currently outstanding 97,000 common shares are "restricted securities" which in the future may be sold pursuant to Rule 144 of the Securities Act of 1933. Rule 144 generally provides that a person not an affiliate of the Company, and who has held restricted securities for at least a year, may sell such shares without limitation or any notice filing requirements. As for affiliated persons, which includes the officers, directors and principal shareholders of the Company, they also must hold their restricted securities for at least a year and in addition are limited every three months to selling one percent of the Company's outstanding common shares as well as filing a notice of sale with the Securities and Exchange Commission. The presently outstanding common shares of the Company are or become eligible to be sold under Rule 144 from May through December 2013, and any sales made under Rule 144 when eligible could have a depressive effect on the price of the Company's common stock in any public market that may develop.

Through their ownership of common stock of the Company, its management and principal shareholders will most likely control all significant corporate transactions, which could result in corporate decisions adverse to investors in the Shares who will have no effective voice in management of the Company. Assuming completion of the maximum offering of 120,000 Shares, the officers and directors and principal shareholders of the Company and persons associated with them will own at least 30% of the Company's outstanding common stock, and will own a much larger percentage if less than the maximum Shares are sold. Accordingly, such persons most likely will be able to control all material operations and affairs of the Company after this offering, including the election of members of the Board of Directors and the selection and approval of any acquisitions made by the Company.

Moreover, such control by management and the principal shareholders most likely will allow them broad discretion over the use of proceeds from this offering, without investors of the Shares having any voice or influence in corporate transactions using these proceeds. Management of the Company could spend the offering proceeds in ways that may not improve the operations or value of the Company, and any failure to apply proceeds effectively could have a material adverse effect on the operations, business and financial condition of the Company.

The following table sets forth, as of December 31, 2012, a comparison of the respective investments and equity holdings of the current shareholders and the investors purchasing Shares in this offering:

	Shares Purchased		% of Total Shares		Consideration		% of Consideration	
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Present shareholders....	97,000	97,000	61.8%	55.3%	$119,000	$119,000	44.2%	28.4%
New investors...............	60,000	120,000	38.2%	44.7%	150,000	300,000	55.8%	71.6%
Total................................	157,000	217,000	100%	100%	$269,000	$419,000	100%	100%

DILUTION

The net tangible book value of the Company's 97,000 shares of outstanding common stock as of December 31, 2012 was $94,277, or approximately $.97 per share.

After giving effect to the sale of the minimum 60,000 shares in this offering, and after deduction of estimated offering expenses, the net tangible book value as of December 31, 2012 of the 157,000 shares then outstanding would have been $209,277, or approximately $1.33 per share. This represents an immediate increase in the net tangible book value of the shares of common stock held by current shareholders of $.36 per share and a corresponding immediate dilution of $1.17 per share to investors purchasing Shares in this offering. If the maximum 120,000 shares are sold in this offering, the net tangible book value as of December 31, 2012 of the 217,000 shares then outstanding would have been $359,277, or approximately $1.66 per share. This represents an immediate increase in the net tangible book value of the shares of common stock held by current shareholders of $.69 per share and a corresponding immediate dilution of $.84 per share to investors purchasing Shares in this offering.

"Net tangible book value" of common stock is the amount that results from subtracting the book value of intangible assets (in this case, deferred offering costs) from stockholders' equity. "Dilution" is the difference between the public offering price per Share and the net tangible book value per share of common stock immediately after the offering.

As of December 31, 2012, the following table sets forth this per share dilution:

	Number of Shares Sold			
	Minimum		**Maximum**	
Public offering price...		$2.50		$2.50
Net tangible book value before offering	$.97		$.97	
Increase attributable to investors in this offering.......................	.36		.69	
Pro forma net tangible book value after offering.......................		1.33		1.66
Dilution to investors in this offering...		$1.17		$ .84

DIVIDEND POLICY

The Company has not paid any cash dividends on its common stock since inception, and does not anticipate payment of any cash dividends in the foreseeable future. Any future payment of cash dividends will depend upon a number of factors including the financial condition of the Company and its future capital needs and results of operation. The Shares in this offering should not be considered or purchased by investors who need or anticipate dividends from their investments.

USE OF PROCEEDS

After deducting anticipated expenses of the offering, the estimated net proceeds from the maximum offering are $265,000 and from the minimum offering are $115,000. The Company currently intends to apply these net proceeds approximately as follows:

	Sale of Maximum Shares	Sale of Minimum Shares
Acquisition of oil and gas lease interests..............................	$229,000	$ 91,000
Working capital expenses, including management and consulting compensation, professional fees and general and administrative costs..	36,000	24,000
Total net proceeds	$265,000	$115,000

The Company believes that, together with its current funds and projected revenues, the net proceeds from even the minimum offering will enable it to execute its business plan effectively. After the net proceeds from this offering are spent, however, continued operations of the Company will depend upon generating working capital from profitable operations or obtaining additional capital through debt or equity sources. There can be no assurance the Company will be able to operate profitably or that additional financing, if needed, will be available from any source.

The foregoing use of proceeds is based upon the Company's expectations regarding its current business plan for future operations and acquisitions of oil and gas interests. If such expectations do not occur or if such use of proceeds proves impractical, the Company may modify the intended use of proceeds as it deems appropriate.

Pending the use of the net proceeds for operations or acquisitions as described above, the Company may invest such funds in short-term interest bearing investments.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 31, 2012, and as adjusted to give effect as of that date to the sale and issuance of the minimum 60,000 Shares and the maximum 120,000 Shares of this offering:

	Actual	Adjusted for Sale of Minimum Shares	Maximum Shares
Liabilities including any debt	$ -0-	$ -0-	$ -0-
Shareholders' Equity:			
Preferred Stock, $.01 par value, 20,000,000 shares authorized, none outstanding	--	--	--
Common Stock, $.01 par value, 100,000,000 shares authorized; 97,000 shares issued and outstanding, 157,000 shares as adjusted for minimum offering and 217,000 shares as adjusted for maximum offering	100,277	215,277	365,277
Total capitalization	$100,277	$215,277	$365,277

BUSINESS OF COMPANY

The Company was organized and incorporated in Minnesota in March 2012 to engage in the petroleum industry primarily through acquiring and holding revenue-producing minority interests in oil and gas properties. The Company intends to focus its acquisitions toward royalty and non-operated working interests in developed oil and gas leases located onshore in established mid-continental petroleum basins of the USA. Such sedimentary basins feature many oil and gas fields which have produced for decades from multiple geologic formations.

The business strategy of the Company is to participate in ongoing revenue streams from holding minority interests in a diversified portfolio of oil and gas wells.

Future acquisitions of the Company will be targeted toward royalty interests or small non-operated working interests in developed producing properties not requiring any active management by the Company, but rather being managed and operated by professional oilfield operators experienced in local production operations. We do not intend to acquire any petroleum lease interests unless they have current commercial production and adequate remaining reserves. We also do not intend to invest or participate in any drilling or exploratory operations. We expect to acquire interests in leases producing only oil, only gas, or both oil and gas, which leases could include production from shallow formations, medium formations or deep formations. Lease interests acquired by us may include interests in more traditional vertical wells or in relatively modern horizontally drilled wells. We also may acquire equity interests in small domestic companies having achieved material profitable operations from their oil and gas properties.

We intend to acquire oil and gas properties through negotiated purchases directly with their current owners or through bidding for them at professional auctions conducted at well-established live auction sites or specialized internet auction websites. The Company anticipates that its future acquisitions will be located in mature developed oil and gas fields in Texas, Louisiana, Kansas, Oklahoma and adjoining states.

Royalty and Non-Operated Working Interests

Minority oil and gas interests targeted by us for acquisition will consist of either "royalty" interests or "working" interests. Except for paying their respective share of state or federal production (severance) taxes, holders of royalty interests receive a fixed royalty percentage of all lease production revenues without having to bear or pay any share of the lease operating expenses (LOE). Accordingly, royalty interest holders derive income from the lease whenever it is producing, regardless of the operational costs of labor, equipment, utilities and other supplies to conduct production and maintenance of the lease. Working interests, on the other hand, represent the remaining net production revenues, if any, from a lease after subtracting all production taxes, royalties and lease operating expenses. Thus the value of a minority working interest depends significantly on the prevailing price for petroleum products as well as the experience and effectiveness of the local operator of the lease. This key difference between a royalty interest and a working interest is a significant factor to consider in valuing minority interests in oil and gas leases for possible acquisition.

Acquisition Policies

Following are acquisition guidelines we have established regarding any future purchases of oil and gas properties:

- No participation in new or infill extension drilling which would require material cash outlays from us with uncertain results;
- Diversification from holding both oil and gas interests as well as through owning properties located in different petroleum basins;
- Purchasing lease interests only in properties having current commercial production on a regular basis;
- Focusing primarily on established domestic Mid-Continental oil and gas basins;
- Limiting acquisitions to royalty or minority non-operated working interests or small equity positions not requiring any active management by the Company, but rather having professional lease operators experienced in local production operations;
- Purchasing lease interests with producing wells having a thorough historic database of well performance and production, which will facilitate and support the Company's estimates of petroleum reserves for determining well depletion rates;
- Limiting acquisitions to lease interests having established and effective third-party gathering and transporting pipeline or trucking facilities which provide ready markets for petroleum products from wells in which the Company owns an interest;
- No purchase of lease interests having shut-in or poorly maintained wells requiring material equipment and workover operations to restore effective performance; and
- Limiting purchases to properties having at least ten years of remaining commercial production assuming prevailing petroleum product market prices.

Reserves and Depletion

The business plan of the Company provides for its oil and gas interests to consist of royalty and small percentage non-operated working interests in producing wells. The Company anticipates that these small petroleum interests will be scattered across oil and gas fields in various states. Because of the nature and small size of such holdings, the Company will be unable to provide an independent engineering analysis or report of its proven reserves.

Accordingly, the Company will determine and record through its own analysis the estimated proven reserves of each property it acquires. These determinations of reserves will be primarily based on the historic production decline of each property for the past several years together with the Company's best estimate of the remaining commercial life and production of the property. Depletion expense for each accounting period will then be recorded by amortizing the capitalized acquisition costs of the property using the units-of-production method.

The Company's Texas Lease Interest

The Company owns one petroleum property, which consists of a small non-operated working interest in the Champion International B-5 well in Polk County, Texas. The Company acquired a 1.95% working interest in this well for $11,000 in August 2012, which produces natural gas and liquid condensates from the Woodbine formation. The operator of this Texas lease is Wildhorse Resources LLC of Houston, Texas. During the five-month period from August-December, 2012, this well produced 5,213 MCF (one MCF equals one thousand cubic feet) of natural gas and 695 barrels of liquid condensates, with the Company's share of this production being 101.6 MCF natural gas and 13.5 barrels of liquid condensates.

Personnel and Property

The Company has no personnel other than its part-time President. The Company does not own any property assets other than its Texas lease interest and the cash funds in its bank account.

Company Offices

The Company maintains it offices in Minneapolis without charge at the office of its Chief Executive Officer, 301 Fourth Avenue So., Suite 980, Minneapolis, MN 55415, and the Company's telephone number is (612) 328-4325.

MANAGEMENT

The Company's directors and executive officers are as follows:

Name	Age	Position
John Lai	50	President, CEO/CFO and Director
Jeffrey L. Mills	51	Director

Members of the Board of Directors of the Company serve until the next regular meeting of our shareholders or until their successors are elected and shall qualify. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors.

JOHN LAI has been President and a director of the Company since its inception. Mr. Lai has over 25 years of management, venture capital and financial operations experience, including key consulting roles for several significant acquisition or merger transactions. Since January 2012, Mr. Lai has been Chief Executive Officer of Blue Earth Resources, Inc., an oil and gas property company based in suburban Minneapolis; and from December 2009 to December 2011 he was President and a director of Rovrr, Inc., a Minneapolis-based company which provided marketing and website solutions for internet social networking companies. For at least two years prior to December 2009, Mr. Lai was an independent business consultant.

JEFFREY L. MILLS has been a director of the Company since its inception. Mr. Mills has been employed by Xerox Corporation for the past 25 years while serving in various operational and sales positions in the Minneapolis/St. Paul region. He has served as a director or executive officer with several private and small public companies, including currently being a director of DigitalTown Inc., a public company registered and reporting under the Securities Exchange Act of 1934.

Compensation of Management

The President of the Company is serving only on a part-time basis and will be compensated in reasonable amounts for his actual time spent in evaluating, acquiring and administrating oil and gas properties owned by the Company. The Company anticipates its President will spend 10-15% of his time on Company business. Officers and directors of the Company will be reimbursed for any travel and other expenses incurred by them for Company business.

Other than each of them receiving 5,000 shares of common stock of the Company for their respective roles in organizing and incorporating the Company, the directors of the Company have not been, nor are they currently being, compensated in their positions as a director. Commencing in 2014, however, the Company most likely will grant reasonable stock options or stock awards to its directors for serving on its Board of Directors.

For the past fiscal year of the Company ended December 31, 2012, the following table includes all remuneration of directors and officers of the Company, which as a group consists of two persons:

Name of individual	Capacity	Aggregate Remuneration
John Lai	President, CEO/CFO and Director	$4,000 (1)
Jeffrey L. Mills	Director	$2,500 (2)

(1) Consists of $1,500 cash and 5,000 shares of common stock of the Company valued at $.50/share.

(2) Consists of 5,000 shares of common stock of the Company valued at $.50/share.

Potential Conflict of Interest

The President of the Company is also the Chief Executive Officer of Blue Earth Resources, Inc. ("Blue Earth") which holds many interests in oil and gas leases, as well as patent rights and related equipment to a diesel and gasoline tank cleaning system. The principal oil and gas interests of Blue Earth consist of a majority working interest in leases covering 940 acres in the Spider Field of DeSoto County, Louisiana, having 14 oil and gas wells and multiple locations for further drilling of more wells. Although this appears to be a material conflict of interest, the Company does not regard it as such since Blue Earth currently and for the foreseeable future is involved in acquiring majority working interests in oil and gas properties which will be operated by Blue Earth or an independent operator retained by Blue Earth. The Company does not intend to target or acquire any such majority interests in petroleum properties requiring the Company to be responsible for operations, i.e. the Company will only acquire royalty and minority non-operated working interests. In addition, the Company will not purchase or participate in any properties owned by Blue Earth.

Accordingly, the circumstance that the Company's President is also Chief Executive Officer of Blue Earth would only be regarded by the Company as a material conflict of interest in the event either company changed its business plan resulting in both companies targeting and competing for the same type of oil and gas lease interests, and no such change of business plan of either company has been contemplated or is foreseeable.

Related Party Transaction

In May 2012, the Company issued a total of 10,000 shares of its common stock to its two directors, including 5,000 shares to each of them, in consideration for their management services relating to the organization and incorporation of the Company.

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

The following table sets forth as of the date of this Offering Circular, the number of shares of common stock of the Company beneficially owned by each person owning more than 10% of the Company's outstanding common stock, by each director and officer of the Company, and by all officers and directors as a group.

Name and Address	Shares Owned	Percent Before Offering	Percent After Offering	
			Maximum	Minimum
Gary Oberg 65631 216th Street Darwin, MN 55324	33,000	34.0%	21.0%	15.2%
James Marchessault 3218 Butternut Circle Prior Lake, MN 55372	18,000	18.6%	11.5%	8.3%
Robert Stillman 4205 Berkshire Ct. North Plymouth, MN 55446	15,000	15.5%	9.6%	6.9%
John Lai 301 Fourth Ave. South Minneapolis, MN 55415	5,000	5.2%	3.2%	2.3%
Jeffrey L. Mills 15165 Danbury Avenue Rosemount, MN 55068	5,000	5.2%	3.2%	2.3%
All directors and officers as a group (2 persons)	10,000	10.4%	6.4%	4.6%

DESCRIPTION OF CAPITAL STOCK

The Articles of Incorporation of the Company authorize 120,000,000 shares of capital stock consisting of 100,000,000 shares of Common Stock, \$.01 par value per share, and 20,000,000 shares of Preferred Stock., also \$.01 par value per share. As of the date of this Offering Circular, there are 97,000 outstanding common shares and no outstanding preferred shares.

Common Stock

Each share of the Company's Common Stock is entitled to participate pro rata in any declaration of dividends and in any distributions to shareholders upon liquidation or dissolution. There are no preemptive or conversion rights, or redemption or sinking fund provisions relating to the Common Stock. The Board of Directors has the right without shareholder action to issue any available shares of authorized Common Stock not yet outstanding. All outstanding shares of Common Stock are fully paid and nonassessable, and all Shares sold and paid for in this offering will be fully paid and nonassessable when issued.

Each share of Common Stock is entitled to one vote for all purposes. Significant corporate transactions such as reorganizations, mergers and other business combinations require approval by the affirmative vote of a majority of the outstanding shares of Common Stock. Other matters to be voted on by shareholders normally require the affirmative vote of only a majority of the shares present at a shareholders' meeting. Cumulative voting for directors is not permitted, which means that a person or group of affiliated persons holding a majority of outstanding common shares can elect all members of the Board of Directors.

The rights of holders of Common Stock of the Company may in the future become subject to prior and superior rights and preferences in the event the Board of Directors designates one or more classes or series of Preferred Stock of the Company. The Board of Directors has no current plan to designate any class or series of Preferred Stock.

Currently the Company is acting as its own transfer agent for its common stock. Assuming this offering is completed, the Company intends to promptly retain a recognized and reliable independent transfer agent.

Preferred Stock

The Company has 20,000,000 authorized shares of Preferred Stock, none of which are outstanding. The Board of Directors of the Company has the power, without any action or consent by holders of outstanding common shares, to establish one or more classes or series of preferred shares and to designate the relative powers, rights, qualifications, restrictions, and preferences of each such class or series, including the right to create voting, dividend and liquidation rights greater than those of the common stock of the Company.

Reports to Shareholders

The Company intends to provide its shareholders with an annual report containing audited financial statements of the Company, and in addition may distribute certain interim unaudited financial reports.

PLAN OF DISTRIBUTION

The Company is offering, for its own account and pursuant to a continuing offer, a minimum of 60,000 Shares and a maximum of 120,000 Shares at a public offering price of $2.50 per common share. These Shares will be offered and sold by the executive officers and directors of the Company with no compensation being paid to them for their sales efforts in this offering, except for reimbursement for expenses incurred by them on behalf of the Company.

The officers and directors of the Company plan to sell this offering primarily to friends and business contacts currently known to them. In the event the offering efforts of management to their personal contacts fail to sell enough of this offering to complete the required minimum of 60,000 shares, the Company most likely will expand its marketing efforts through placement of print advertising in one or more Minnesota newspapers directed to potential investors. The Company intends to commence this offering in Minnesota promptly after its qualification with the Securities and Exchange Commission pursuant to Regulation A. This offering is being registered for sale in Minnesota pursuant to the Minnesota Securities Act.

These Shares are being offered and sold strictly on a "best efforts" basis, and accordingly there is no assurance that all or any part of this offering will be subscribed for by investors. No person or group of persons are under any obligation to purchase any Shares of this offering.

All funds received by the Company with respect to the minimum 60,000 Shares will be transmitted promptly to Bremer Bank, Eden Prairie, Minnesota for escrow deposit pursuant to the terms of an Impoundment Agreement. In the event all 60,000 Shares are not sold within 120 days of the date of this offering circular, all such deposited funds will be returned promptly in full to subscribers without deduction therefrom or payment of interest thereon. Assuming completion of the minimum offering and release of the related escrowed funds to the Company, the Company will continue to offer and sell any remaining Shares of the offering for a period not to exceed 60 days after the initial 120-day escrow period, after which the offering will terminate.

These Shares are offered by the Company subject to prior sale, withdrawal, cancellation or modification of the offering without notice, and the Company reserves the right to reject any subscription in part or in whole.

LEGAL MATTERS

The validity of the Shares of this offering and any other legal matters in connection with the issuance and sale of the Shares are being passed upon for the Company by the suburban Minneapolis law offices of Robert O. Knutson, 9372 Creekwood Drive, Eden Prairie, Minnesota 55347.

EXPERTS

The financial statements of the Company included in this Offering Circular have been so included in reliance upon the report of Randy Simpson CPA, P.C., independent certified public accountant, given on the authority of said firm as expert in auditing and accounting.

ADDITIONAL INFORMATION

The Company has filed with the principal office of the Securities and Exchange Commission in Washington, D.C. an Offering Statement under Regulation A of the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Offering Circular does not contain certain information included in the Offering Statement. Copies of such information may be obtained upon payment of prescribed fees from the Public Reference Room of the Securities and Exchange Commission, or may be examined there without charge. The SEC's Public Reference Room is located at 100 F Street, NE., Washington, DC 20549, and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Exhibit 6

OIL AND GAS PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, made and effective this 6th day of August, 2012, by and between Corazon Energy Inc. ("Seller"), and Abbott Energy Inc. ("Purchaser").

WITNESSETH, WHEREAS Seller owns a 1.95% working interest (WI) in an oil and gas well, the Champion International B-5, located in Polk County TX (the "Property") which produces from the Woodbine formation; and

FURTHER WHEREAS, through this Agreement the Purchaser desires to purchase the Property from Seller on the following terms and conditions, and Seller is willing to convey the Property on such terms and conditions.

NOW, THEREFORE, for valuable consideration and upon the mutual promises and covenants contained in this agreement, the parties hereto agree as follows:

1. **Purchase Price**

For the Property, Purchaser shall pay to Seller Eleven Thousand Dollars ($11,000).

2. **Manner of Payment.**

Purchaser shall make payment in full to Seller at the date of Closing,

3. **Closing Date.**

Provided that Seller has satisfied Purchaser with evidence of ownership by Seller of the Property, this Agreement shall be closed on or before August 31, 2012.

4. **Closing.**

At Closing, subject to concurrent delivery by Purchaser to Seller of the entire purchase price due hereunder, Seller shall convey and deliver title to the Property to Purchaser.

Seller shall deliver possession of the Property to Purchaser on the Closing Date.

5. **Representations and Warranties**

5.1 Seller's Representations and Warranties. Seller represents and warrants to Purchaser as of the date of this Agreement as follows:

i) Seller has not entered into any contracts for the sale of any of the Property other than this Agreement. Seller has received no notice of and has no knowledge of any rights of first refusal or first offer, options to purchase any of the Property or any other rights or agreements, which may delay or prevent this transaction.

ii) Seller has received no notice of and has no knowledge of any pending or threatened condemnation or transfer in lieu thereof affecting any of the Property, nor has Seller agreed or committed to dedicate any of the Property.

iii) There is no pending, or to the best of Seller's knowledge, threatened or contemplated, litigation, investigation, arbitration, condemnation or other proceedings of any kind affecting any of the Property or Seller's interest in the Property.

iv) To Seller's knowledge, unless disclosed to Purchaser prior to Closing Date, there is no condition existing with respect to the Property or the operation thereof by Seller, or any part thereof, which violates any law, rule, regulation, ordinance, code, order, decree or ruling of any city, county, state or federal government agency or court, nor has Seller received notice from any governmental or quasi-governmental agency requiring the correction of any condition with respect to the Property.

v) Seller has not (1) made a general assignment for the benefit of creditors, (ii) filed any involuntary petition in bankruptcy or suffered the filing of any involuntary petition by Seller's creditors, (iii) suffered the appointment of a receiver to take possession of all or substantially all of Seller's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Seller's assets, or (v) made an offer of settlement, extension or composition to its creditors generally.

vi) Seller owns full and clear title to the Property, free and clear of any liens or encumbrances of any kind or matter.

5.2 Purchaser's Representations and Warranties. Purchaser represents and warrants to Seller as of the date of this Agreement as follows:

i) Purchaser has not (i) made a general assignment for the benefit of creditors, (ii) filed any involuntary petition in bankruptcy or suffered the filing of any involuntary petition by Purchaser's creditors, (iii) suffered the appointment of a receiver to take possession of all or substantially all of Purchaser's assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Purchaser's assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.

6. **Entitlement to Production.**

Purchaser shall own and be entitled to all oil and gas production related to the Property as of August 6, 2012 which will be the effective date of the oil and gas assignment for this transaction.

7. **Assignability.**

Purchaser may not assign its rights under this Agreement without the written consent of Seller.

8. **Miscellaneous.**

8.1 Entire Agreement; Modification. This Agreement embodies the entire agreement and understanding between Seller and Purchaser, and supersedes any prior oral or written agreements, relating to this transaction. This Agreement may not be amended, modified or supplemented except in a writing executed by both Seller and Purchaser. No term of this Agreement shall be waived unless done so in writing by the party not benefited by such term.

8.2 Governing Law. This Agreement shall be construed under and governed by the laws of the State of Texas.

8.3 Severability. If any term of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such term shall not be affected thereby

8.4 Binding Effect. This Agreement shall inure to the benefit of and shall bind any respective heirs, executors, administrators, successors and assigns of Seller and Purchaser.

Seller and Purchaser have caused this Agreement to be executed and delivered as of the date first above written.

SELLER

Corazon Energy Inc.

By______________________
Its President

PURCHASER

Abbott Energy Inc.

By______________________.
Its President